Exhibit 99.2

NORTH AMERICAN ENERGY PARTNERS INC.
Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of Canadian Dollars)

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada
INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of North American Energy Partners Inc.

We have audited North American Energy Partners Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). North American Energy Partners Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis for the year ended December 31, 2014. Our responsibility is to express an opinion on North American Energy Partners Inc.'s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, North American Energy Partners Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of North American Energy Partners Inc. as at December 31, 2014 and 2013, and the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years then ended, and our report dated February 17, 2015, expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants
Edmonton, Canada
February 17, 2015

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada
To the Shareholders and Board of Directors of North American Energy Partners Inc.

We have audited the accompanying consolidated financial statements of North American Energy Partners Inc., which comprise the consolidated balance sheets as at December 31, 2014 and 2013, the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of North American Energy Partners Inc. as at December 31, 2014 and 2013, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), North American Energy Partners Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 17, 2015 expressed an unmodified (unqualified) opinion on the effectiveness of North American Energy Partners Inc.’s internal control over financial reporting.

Chartered Accountants
Edmonton, Canada
February 17, 2015

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Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	2014	2013
Assets
Current assets
Cash	$956	$13,742
Accounts receivable, net (note 5 and 15(d))	66,503	70,177
Unbilled revenue (note 6 and 15(d))	43,622	32,168
Inventories	7,449	5,907
Prepaid expenses and deposits (note 7)	2,253	2,152
Assets held for sale (note 8 and 15(a))	29,589	52
Deferred tax assets (note 9)	5,609	3,678
	155,981	127,876
Plant and equipment, net (note 10)	260,898	277,975
Other assets (note 11(a))	9,755	12,130
Deferred tax assets (note 9)	29,947	27,660
Total Assets	$456,581	$445,641
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable	$58,089	$48,438
Accrued liabilities (note 12)	14,997	15,655
Billings in excess of costs incurred and estimated earnings on uncompleted contracts (note 6)	—	6,357
Current portion of capital lease obligations (note 14)	22,201	14,996
Deferred tax liabilities (note 9)	20,056	8,036
	115,343	93,482
Long term debt (note 13(a))	64,269	75,000
Capital lease obligations (note 14)	41,854	28,299
Other long term obligations (note 16(a))	3,459	7,207
Deferred tax liabilities (note 9)	42,077	49,818
	267,002	253,806
Shareholders' equity
Common shares (authorized - unlimited number of voting common shares) (note 17(a))	290,800	290,517
Treasury shares (note 17(a))	(3,685)	—
Additional paid-in capital	19,866	14,750
Deficit	(117,402)	(113,432)
	189,579	191,835
Total liabilities and shareholders' equity	$456,581	$445,641
Commitments (note 18)
Contingencies (note 19)
Subsequent events (note 8 and 20)
Approved on behalf of the Board

/s/ Ronald A. McIntosh	/s/ Allen R. Sello
Ronald A. Mclntosh, Director	Allen R. Sello, Director
See accompanying notes to consolidated financial statements.

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Consolidated Statements of Operations and
Comprehensive (loss) Income
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	2014	2013
Revenue	$471,777	$470,484
Project costs	216,342	180,348
Equipment costs	161,108	207,906
Depreciation	42,927	36,491
Gross profit	51,400	45,739
General and administrative expenses	33,462	39,901
Loss on disposal of plant and equipment	2,777	3,033
(Gain) loss on disposal of assets held for sale (note 8)	(86)	2,212
Amortization of intangible assets (note 11(b))	3,648	3,276
Operating income (loss) before the undernoted	11,599	(2,683)
Interest expense (note 21)	12,235	21,697
Foreign exchange loss (gain)	38	(156)
Unrealized gain on derivative financial instruments	—	(6,551)
Loss on debt extinguishment (note 13(c))	54	6,476
Loss from continuing operations before income taxes	(728)	(24,149)
Income tax (note 9):
Current benefit	(92)	(2,438)
Deferred expense (benefit)	61	(3,664)
Net loss from continuing operations	(697)	(18,047)
(Loss) income from discontinued operations, net of tax (note 22)	(472)	87,231
Net (loss) income	(1,169)	69,184
Other comprehensive income
Unrealized foreign currency translation gain	—	27
Comprehensive (loss) income	(1,169)	69,211
Per share information from continuing operations
Net loss - basic (note 17(b))	$(0.02)	$(0.50)
Net loss - diluted (note 17(b))	$(0.02)	$(0.50)
Per share information from discontinued operations
Net (loss) income - basic (note 17(b))	$(0.01)	$2.41
Net (loss) income - diluted (note 17(b))	$(0.01)	$2.39
Per share information
Net (loss) income - basic (note 17(b))	$(0.03)	$1.91
Net (loss) income - diluted (note 17(b))	$(0.03)	$1.89

Cash dividend per share (note 17(d))	$0.08	$—
See accompanying notes to consolidated financial statements.

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Consolidated Statements of Changes in Shareholders’
Equity
(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive (loss) income	Total
Balance at December 31, 2012	$304,908	$—	$10,292	$(182,616)	$(27)	$132,557
Net income	—	—	—	69,184	—	69,184
Unrealized foreign currency translation loss	—	—	—	—	27	27
Exercised stock options	1,742	—	(567)	—	—	1,175
Stock-based compensation	—	—	632	—	—	632
Share purchase program	(16,133)	—	4,393	—	—	(11,740)
Balance at December 31, 2013	$290,517	$—	$14,750	$(113,432)	$—	$191,835
Net loss	—	—	—	(1,169)	—	(1,169)
Exercised options (note 23(b) and 23(c))	4,521	—	(1,714)	—	—	2,807
Stock-based compensation (note 23)	—	—	4,533	—	—	4,533
Dividends (note 17(d))	—	—	—	(2,801)	—	(2,801)
Share purchase program (note 17(c))	(4,238)	—	2,297	—	—	(1,941)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 17(a))	—	(3,685)	—	—	—	(3,685)
Balance at December 31, 2014	$290,800	$(3,685)	$19,866	$(117,402)	$—	$189,579
See accompanying notes to consolidated financial statements.

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Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in thousands of Canadian Dollars)

	2014	2013
Cash (used in) provided by:
Operating activities:
Net loss from continuing operations	$(697)	$(18,047)
Adjustments to reconcile to net cash from operating activities:
Depreciation	42,927	36,491
Amortization of intangible assets (note 11(b))	3,648	3,276
Amortization of deferred financing costs (note 11(c))	1,594	4,326
Lease inducement paid on sublease	(1,200)	—
Loss on disposal of plant and equipment	2,777	3,033
(Gain) loss on disposal of assets held for sale (note 8)	(86)	2,212
Unrealized gain on derivative financial instruments	—	(6,551)
Loss on debt extinguishment (note 13(c))	54	6,476
Stock-based compensation expense (note 23(a))	3,305	6,193
Cash settlement of stock-based compensation (note 23(d(i)) and 23(f(i)))	(3,235)	(1,695)
Other adjustments to cash from operating activities (note 11(d), 16(b) and 16(c))	38	(61)
Deferred income tax (benefit) (note 9)	61	(3,664)
Net changes in non-cash working capital (note 24(b))	(7,485)	25,499
	41,701	57,488
Investing activities:
Purchase of plant and equipment	(35,146)	(31,351)
Additions to intangible assets (note 11(b))	(990)	(2,826)
Proceeds on disposal of plant and equipment	15,378	3,978
Proceeds on disposal of assets held for sale	1,270	3,106
	(19,488)	(27,093)
Financing activities:
Repayment of credit facilities	(85,000)	(234,684)
Increase in credit facilities	90,536	172,396
Financing costs (note 11(c))	(87)	(2,789)
Redemption of Series 1 Debentures (note 13(c))	(16,321)	(156,476)
Proceeds from options exercised (note 23(b) and 23(c))	2,807	1,175
Dividend payments (note 17(d))	(2,104)	—
Purchase of treasury shares for share unit settlement (note 17(a))	(3,685)	—
Share purchase program (note 17(c))	(1,941)	(11,740)
Repayment of capital lease obligations	(18,732)	(14,030)
	(34,527)	(246,148)
Decrease in cash from continuing operations	(12,314)	(215,753)
Cash provided by (used in) discontinued operations (note 22)
Operating activities	(472)	45,739
Investing activities	—	182,836
Financing activities	—	(271)
	(472)	228,304
(Decrease) increase in cash	(12,786)	12,551
Effect of exchange rate on changes in cash	—	27
Cash, beginning of year	13,742	1,164
Cash, end of year	$956	$13,742
Supplemental cash flow information (note 24(a))
See accompanying notes to consolidated financial statements.

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Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1. Nature of operations
North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc., was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
2. Significant accounting policies
a) Basis of presentation
These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Material inter-company transactions and balances are eliminated upon consolidation. These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, NACGI, North American Fleet Company Ltd., North American Construction Holdings Inc. (“NACHI”) and NACG Properties Inc., and the following 100% owned subsidiaries of NACHI:

• North American Engineering Inc.	• North American Site Development Ltd.
• North American Enterprises Ltd.	• North American Maintenance Ltd.
• North American Mining Inc.	• North American Tailings and Environmental Ltd.
• North American Services Inc.	• 1753514 Alberta Ltd.
b) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period.
Significant estimates made by management include the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts; assumptions used in periodic impairment testing; and, estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets. Actual results could differ materially from those estimates.
The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of its estimates of the cost to complete for each project. Cost estimates for all significant projects use a detailed “bottom up” approach and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized to the extent contract remedies are unavailable in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

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•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
c) Revenue recognition
The Company performs its projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump-sum. Revenue is recognized as costs are incurred for time-and-materials, unit-price and cost-plus service contracts with no clearly defined scope. Revenue on cost-plus, unit-price, lump-sum and time-and-materials contracts with defined scope is recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The estimated total cost of the contract and percent complete is determined based upon estimates made by management. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. Customer payment milestones typically occur on a periodic basis over the period of contract completion.
The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.
Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will then consider it as a claim.
Costs related to unapproved change orders and claims are recognized when they are incurred.
Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

•	a bona fide addition to contract value; and

•	revenues can be reliably estimated.
These two conditions are satisfied when:

•
the contract or other evidence provides a legal basis for the unapproved change order or claim, or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in the Company’s performance;

•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and

•	evidence supporting the unapproved change order or claim is objective and verifiable.
This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods. Historical claim recoveries should not be considered indicative of future claim recoveries.
The Company’s long term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long term contracts represent higher risk due to uncertainty of total

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contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
A contract is regarded as substantially completed when remaining costs and potential risks are insignificant in amount.
The Company recognizes revenue from equipment rental as performance requirements are achieved in accordance with the terms of the relevant agreement with the customer, either at a monthly fixed rate or on a usage basis dependent on the number of hours that the equipment is used. Revenue is recognized from the foregoing activity once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectability is reasonably assured.
d) Balance sheet classifications
A one-year time period is typically used as the basis for classifying current assets and liabilities. However, included in current assets and liabilities are amounts receivable and payable under construction contracts (principally holdbacks) that may extend beyond one year.
e) Cash
Cash includes cash on hand and bank balances net of outstanding cheques.
f) Accounts receivable and unbilled revenue
Accounts receivable are primarily comprised of amounts billed to clients for services already provided, but which have not yet been collected. Unbilled revenue represents revenue recognized in advance of amounts billed to clients.
g) Billings in excess of costs incurred and estimated earnings on uncompleted contracts
Billings in excess of costs incurred and estimated earnings on uncompleted contracts represent amounts invoiced in excess of revenue recognized.
h) Allowance for doubtful accounts
The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.
i) Inventories
Inventories are carried at the lower of weighted average cost and market, and consist primarily of spare tires and tracks.
j) Property, plant and equipment
Property, plant and equipment are recorded at cost. Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Equipment under capital lease is recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is not recorded until an asset is available for use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate
Heavy equipment	Straight-line	Operating hours
Major component parts in use	Straight-line	Operating hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Straight-line	5 – 10 years
Office and computer equipment	Straight-line	4 years
Buildings	Straight-line	10 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

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k) Capitalized interest
The Company capitalizes interest incurred on debt during the construction of assets for the Company’s own use. The capitalization period covers the duration of the activities required to get the asset ready for its intended use, provided that expenditures for the asset have been made and interest cost incurred. Interest capitalization continues as long as those activities and the incurrence of interest cost continue. The capitalized interest is amortized at the same rate as the respective asset.
l) Intangible assets
Intangible assets include capitalized computer software and development costs, which are being amortized on a straight-line basis over a maximum period of four years.
The Company expenses or capitalizes costs associated with the development of internal-use software as follows:

•	Preliminary project stage: Both internal and external costs incurred during this stage are expensed as incurred.

•
Application development stage: Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project. However, training costs and the costs incurred for the process of data conversion from the old system to the new system, which includes purging or cleansing of existing data, reconciliation or balancing of old data to the converted data in the new system, are expensed as incurred.

•	Post implementation/operation stage: All training costs and maintenance costs incurred during this stage are expensed as incurred.
Costs of upgrades and enhancements are capitalized if the expenditures will result in adding functionality to the software.
m) Impairment of long-lived assets
Long-lived assets or asset groups held and used including plant, equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to depreciation or amortization expense. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.
n) Assets held for sale
Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management, having the authority to approve the action, commits to a plan to sell the assets;

•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.
Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.
o) Asset retirement obligations
Asset retirement obligations are legal obligations associated with the retirement of property, plant and equipment that result from their acquisition, lease, construction, development or normal operations. The Company recognizes its contractual obligations for the retirement of certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could

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be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized using a systematic and rational method over its estimated useful life. In subsequent reporting periods, the liability is adjusted for the passage of time through an accretion charge and any changes in the amount or timing of the underlying future cash flows are recognized as an additional asset retirement cost.
p) Foreign currency translation
The functional currency of the Company its subsidiaries is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.
q) Fair value measurement
Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
r) Derivative financial instruments
The Company used derivative financial instruments to manage financial risks from fluctuations in exchange rates. These instruments included embedded price escalation features in supplier contracts. Such instruments were only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard terms and conditions, financial controls, management and risk monitoring procedures. These derivative financial instruments were not designated as hedges for accounting purposes and were recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations.
s) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “General and administrative expenses” in the Consolidated Statements of Operations. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.
t) Stock-based compensation
The Company has a Share Option Plan which is described in note 23(b). The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.
The Company has a Senior Executive Stock Option Plan which is described in note 23(c). This compensation plan allows the option holder the right to settle options in cash. The liability is measured at fair value using the Black-Scholes model at the modification date and subsequently at each period end date. Changes in fair value of the liability are recognized in the Consolidated Statements of Operations when the period end fair value exceeds the fair value at the modification date and in the Consolidated Balance Sheets when the period end fair value is less than the fair value at the modification date.
The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 23(d). RSUs are granted effective April 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two

9	2014 Consolidated Financial Statements

NOA

fiscal years. The RSUs generally vest at the end of the three-year term. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs. The Company settles all RSUs issued after February 19, 2014, with common shares purchased on the open market through a trust arrangement ("equity classified RSUs"). The Company will continue to settle the existing RSUs with cash ("liability classified RSUs"). Compensation expense is calculated based on the number of vested RSUs multiplied by the fair market value of each RSU as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined. The Company recognizes compensation cost over the three-year term of the RSU in the Consolidated Statements of Operations, with a corresponding increase to liability for the liability classified RSUs and additional paid-in capital for the equity classified RSUs. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.
The Company has a Performance restricted share unit ("PSU") plan which is described in note 23(e). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criterion includes the passage of time and is based upon the improvement of total shareholder return ("TSR") as compared to a defined company Canadian peer group. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. At the maturity date, the Human Resources and Compensation Committee will assess actual performance against the performance criteria and determine the number of PSUs that have been earned. The company intends to settle all PSUs with common shares purchased on the open market through a trust arrangement. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statement of Operations, with a corresponding increase to liability.
The Company has a Deferred Stock Unit (“DSU”) Plan which is described in note 23(f). Prior to the year ended December 31, 2014, this plan was referred to as the Directors Deferred Share Unit ("DDSU") Plan as only directors were awarded under it. During the year ended December 31, 2014, the plan was modified to include executives and has since been referred to as the DSU plan. The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs. The DSUs issued prior to February 19, 2014, are settled in cash ("liability classified DSUs") and all DSUs and dividend equivalents issued after this date are settled in common shares ("equity classified DSUs") purchased on the open market through a defined trust arrangement. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined, with a corresponding increase to liability for the liability classified DSUs and additional paid-in capital for the equity classified DSUs. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.
u) Net income (loss) per share
Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares outstanding during the year (see note 17(b)). Diluted per share amounts are calculated using the treasury stock method. The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming outstanding in-the-money stock options were exercised and the proceeds from such exercises, including any unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year.
v) Leases
Leases entered into by the Company in which substantially all the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases and under the corresponding category of property,

2014 Consolidated Financial Statements	10

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plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.
Certain operating lease and rental agreements provide a maximum hourly usage limit, above which the Company will be required to pay for the over hour usage as a contingent rent expense. These contingent expenses are recognized when the likelihood of exceeding the usage limit is considered probable and are due at the end of the lease term or rental period. The contingent rental expenses are included in “Equipment operating lease expense” in the Consolidated Statements of Operations.
w) Deferred financing costs
Underwriting, legal and other direct costs incurred in connection with the issuance of debt not measured under the fair value option are presented as deferred financing costs. The deferred financing costs related to the Debentures and the Revolving and Term Facilities are amortized over the term of the related debt using the effective interest method.
x) Business combinations
The Company accounts for all business combinations using the acquisition method. Acquisition related costs which include finder’s fees, advisory, legal, accounting, valuation, other professional or consulting fees, and administrative costs are expensed as incurred.
y) Discontinued operations
In prior years the Company divested certain of its business operations. These businesses are presented as discontinued operations in the Company's Consolidated Statement of Operations and Comprehensive (Loss) Income and, collectively, are included in the line item "(Loss) income from discontinued operations, net of tax" for all periods presented. The cash flows from discontinued operations are included in the "Cash (used in) provided by discontinued operations" section of the Consolidated Statement of Cash Flows for all periods presented. The Company allocates interest expense incurred on debt that is required to be repaid as a result of the disposal transaction to discontinued operations. The allocation to discontinued operations of other consolidated interest that is not directly attributable to or related to other operations of the Company is allocated based on a ratio of net assets to be sold to total consolidated net assets.
3. Accounting pronouncements recently adopted
a) Income Taxes
In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carry Forward Exists. This accounting standard eliminates the diversity in practice in the presentation of unrecognized tax benefits. The amendments in this ASU provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, similar tax loss, or tax credit carry forward exists. The Company adopted this ASU effective January 1, 2014. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.
4. Recent accounting pronouncements not yet adopted
a) Presentation of financial statements and property, plant and equipment
In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disposals of Components of an Entity. This accounting standard changes the requirements for reporting discontinued operations. The amendments in this ASU change the definition of what will be reported as a discontinued operation by limiting discontinued operations to disposals of components of an entity that will have a major effect on an entities operations and financial results. This ASU will be effective for disposals recorded on or after January 1, 2015. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.

11	2014 Consolidated Financial Statements

NOA

b) Revenue from contracts with customers
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This accounting standard updates the revenue recognition guidance to require that entities recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU provides specific steps that entities should apply to recognize revenue. This ASU will be effective commencing January 1, 2017. The Company is currently assessing the effect the adoption of this standard will have on its consolidated financial statements.
c) Compensation - Stock Compensation
In May 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This accounting standard update requires that performance targets affecting vesting of stock awards which could be achieved after the requisite service period be treated as a performance condition. Currently, US GAAP does not provide specific guidance regarding treatment of performance targets that could be achieved after the service period. This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.
d) Presentation of Financial Statements - Going Concern
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). This accounting standard provides guidance on the responsibility of management in evaluating whether there is doubt about the Company's ability to continue as a going concern. For every reporting period, management will be required to complete an evaluation on whether there is substantial doubt about the Company's ability to continue as a going concern within one year from the date of the financial statement issuance. Guidance is also provided on related note disclosure should substantial doubt be raised. This ASU will be effective commencing January 1, 2017, with early adoption permitted. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.
5. Accounts receivable

	December 31, 2014	December 31, 2013
Accounts receivable – trade	$54,733	$59,309
Accounts receivable – holdbacks	10,741	9,055
Accounts receivable – other	1,029	1,813
Allowance for doubtful accounts (note 15(d))	—	—
	$66,503	$70,177
Accounts receivable – holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved.
6. Costs incurred and estimated earnings net of billings on uncompleted contracts

	December 31, 2014	December 31, 2013
Costs incurred and estimated earnings on uncompleted contracts	$629,416	$533,837
Less billings to date	(585,794)	(508,026)
	$43,622	$25,811
Costs incurred and estimated earnings net of billings on uncompleted contracts is presented in the Consolidated Balance Sheets under the following captions:

	December 31, 2014	December 31, 2013
Unbilled revenue	$43,622	$32,168
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	—	(6,357)
	$43,622	$25,811

2014 Consolidated Financial Statements	12

NOA

7. Prepaid expenses and deposits

Current:
	December 31, 2014	December 31, 2013
Prepaid insurance and deposits	$968	$1,076
Prepaid lease payments	537	880
Prepaid interest	748	196
	$2,253	$2,152

Long term:
	December 31, 2014	December 31, 2013
Prepaid lease payments (note 11(a))	$1,953	$1,274
8. Assets held for sale
Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments.
Included in assets held for sale at December 31, 2014 were contract-specific equipment with a carrying value of $29,400 which were sold to a long-term customer subsequent to the period end on January 2, 2015 (note 20).
During the year ended December 31, 2014, impairment of assets held for sale amounting to $3,461 has been included in depreciation expense in the Consolidated Statements of Operations (2013 – $3,097). The write-down is the amount by which the carrying value of the related assets exceeded their fair value less costs to sell. The gain on disposal of assets held for sale was $86 for the year ended December 31, 2014 (2013 – loss of $2,212).
9. Income taxes
Income tax provision differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2014	2013
Loss before income taxes	$(728)	$(24,149)
Tax rate	25.26%	25.26%
Expected benefit	$(184)	$(6,101)
(Decrease) increase related to:
Impact of enacted future statutory income tax rates	—	(209)
Income tax adjustments and reassessments	(68)	(249)
Non deductible portion of capital losses	(72)	69
Stock-based compensation	232	315
Other	61	73
Income tax benefit	$(31)	$(6,102)

13	2014 Consolidated Financial Statements

NOA

Classified as:

Year ended December 31,	2014	2013
Current income tax (benefit) expense	$(92)	$(2,438)
Deferred income tax benefit	61	(3,664)
	$(31)	$(6,102)
The deferred tax assets and liabilities are summarized below:

	December 31, 2014	December 31, 2013
Deferred tax assets:
Non-capital losses	$31,151	$39,604
Deferred financing costs	1,135	1,709
Billings in excess of costs on uncompleted contracts	—	1,606
Capital lease obligations	16,148	10,914
Deferred lease inducements	64	91
Stock-based compensation	1,666	1,880
Other	481	409
	$50,645	$56,213

	December 31, 2014	December 31, 2013
Deferred tax liabilities:
Unbilled revenue and uncertified revenue included in accounts receivable	$9,538	$5,338
Assets held for sale	6,466	13
Accounts receivable – holdbacks	3,084	2,308
Property, plant and equipment	58,134	56,945
Deferred partnership income	—	18,125
	$77,222	$82,729
Net deferred income tax liability	$(26,577)	$(26,516)
Classified as:

	December 31, 2014	December 31, 2013
Current asset	$5,609	$3,678
Long term asset	29,947	27,660
Current liability	(20,056)	(8,036)
Long term liability	(42,077)	(49,818)
	$(26,577)	$(26,516)
The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction and three provincial jurisdictions. Prior to the sale of piling assets and liabilities (note 22), the Company filed income tax returns in two additional provincial jurisdictions, the US federal and Indiana, Oklahoma and Texas state jurisdictions and Columbia. The Company has substantially concluded on Canadian federal and provincial income tax matters for the years through 2009. Substantially all material US Federal and state matters have been concluded for the years through 2007.

2014 Consolidated Financial Statements	14

NOA

The Company has a full valuation allowance against capital losses in deferred tax assets of $962 as at December 31, 2014 (2013 – $962). At December 31, 2014, the Company has non-capital losses for income tax purposes of $123,307 which predominately expire after 2026 as follows:

December 31, 2014
2026	$283
2027	—
2028	—
2029	1
2030	5,334
2031	18,567
2032	48,910
2033	34,788
2034	15,424
$123,307
10. Plant and equipment

December 31, 2014	Cost	Accumulated Deprecation	Net Book Value
Heavy equipment	$142,052	$42,292	$99,760
Major component parts in use	112,645	55,895	56,750
Other equipment	41,739	18,758	22,981
Licensed motor vehicles	24,247	20,763	3,484
Office and computer equipment	9,355	8,216	1,139
Buildings	2,791	2,606	185
Assets under capital lease	101,606	25,007	76,599
	$434,435	$173,537	$260,898

December 31, 2013	Cost	Accumulated Deprecation	Net Book Value
Heavy equipment	$251,872	$96,038	$155,834
Major component parts in use	60,484	23,472	37,012
Other equipment	27,594	11,511	16,083
Licensed motor vehicles	25,911	22,474	3,437
Office and computer equipment	13,846	11,882	1,964
Buildings	4,691	2,650	2,041
Leasehold improvements	9,946	6,187	3,759
Assets under capital lease	72,627	14,782	57,845
	$466,971	$188,996	$277,975
Assets under capital lease are comprised predominately of heavy equipment and licensed motor vehicles.
During the year ended December 31, 2014, additions to plant and equipment included $39,492 of assets that were acquired by means of capital leases (2013 – $13,812). Depreciation of equipment under capital lease of $12,108 (2013 – $6,694) was included in depreciation expense in the current year.

15	2014 Consolidated Financial Statements

NOA

11. Other assets
a) Other assets are as follows:

	December 31, 2014	December 31, 2013
Prepaid lease payments (note 7)	$1,953	$1,274
Intangible assets (note 11(b))	4,385	7,043
Deferred financing costs (note 11(c))	2,205	3,813
Deferred lease inducement asset (note 11(d))	1,212	—
	$9,755	$12,130
b) Intangible assets

	December 31, 2014	December 31, 2013
Cost	$17,102	$22,713
Accumulated amortization	12,717	15,670
Net book value	$4,385	$7,043
During the year ended December 31, 2014, the Company capitalized $990 (2013 – $2,826) of internally developed computer software costs. During the year ended December 31, 2014, internal-use software with a cost and accumulated amortization of $6,601 (2013 - $nil) was disposed of at zero net book value.
Amortization of intangible assets for the year ended December 31, 2014 was $3,648 (2013 – $3,276). The estimated amortization expense for future years is as follows:

For the year ending December 31,
2015	$1,815
2016	1,410
2017	781
2018	379
$4,385
c) Deferred financing costs

December 31, 2014	Cost	Accumulated Amortization	Net Book Value
Credit Facility	$6,878	$6,347	$531
Series 1 Debentures	8,644	6,970	1,674
	$15,522	$13,317	$2,205

December 31, 2013	Cost	Accumulated Amortization	Net Book Value
Credit Facility	$6,881	$5,994	$887
Series 1 Debentures	8,655	5,729	2,926
	$15,536	$11,723	$3,813
During the year ended December 31, 2014, financing fees of $87 were incurred in connection with modifications made to the Credit Facility (2013 – $1,020) (note 13(b)) and a $90 change in estimated financing fees related to the prior year was recorded. During the year ended December 31, 2014, financing fees of $nil were incurred in connection with the Series 1 Debentures (2013 – $1,769) (note 13(c)) and a $11 change in estimated financing fees related to the prior year was recorded. These fees have been recorded as deferred financing costs and are being amortized using the effective interest method over the term of the Credit Facility and the Series 1 Debentures, respectively.
Amortization of deferred financing costs included in interest expense for the year ended December 31, 2014 was $1,594 (2013 – $4,326) (note 21). Upon the partial redemption of the Series 1 Debentures occurring during the year ended December 31, 2014, a portion of the unamortized deferred financing costs related to the redeemed Series 1 Debentures of $534 (2013 - $2,737) were expensed and included in amortization of deferred financing costs (note 11(c)).

2014 Consolidated Financial Statements	16

NOA

d) Deferred lease inducements asset
Lease inducements applicable to lease contracts are deferred and amortized as an increase in general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	December 31, 2014	December 31, 2013
Balance, beginning of year	$—	$—
Additions	1,307	—
Amortization of deferred lease inducements	(95)	—
Balance, end of year	$1,212	$—
12. Accrued liabilities

	December 31, 2014	December 31, 2013
Accrued interest payable	$1,514	$1,836
Payroll liabilities	9,845	11,970
Liabilities related to equipment leases	786	190
Current portion of deferred gain on sale leaseback (note 16(d))	93	—
Dividends payable (note 17(d))	697	—
Income and other taxes payable	2,062	1,659
	$14,997	$15,655
13. Long term debt
a) Long term debt is as follows:

	December 31, 2014	December 31, 2013
Credit Facility (note 13(b))	$5,536	$—
Series 1 Debentures (note 13(c))	58,733	75,000
	$64,269	$75,000
b) Credit Facility
On September 10, 2014, the Company entered into a First Amending Agreement to the Fifth Amended and Restated Credit Agreement (the "Credit Facility"). The Fifth Amended and Restated Credit Facility was dated October 9, 2013 and expires on September 30, 2016. The Credit Facility is secured through a combination of working capital and equipment and it provides a borrowing base, determined by the value of receivables and equipment, with Senior Leverage Ratio and a Fixed Charge Cover Ratio financial covenants. Under the terms of the amended agreement, the Senior Leverage Ratio covenant of Senior Debt to Consolidated EBITDA was modified from less than 2.00 times to 1.00 to less than 2.50 times to 1.00; the permitted capital lease debt was increased by $15.0 million to $90.0 million and the Company received pre-approval to redeem up to $20.0 million of the Series 1 Debentures. As at December 31, 2014, the Company was in compliance with the covenants.
The Credit Facility allows borrowing of up to $85.0 million broken into two tranches, contingent upon the value of the borrowing base. Tranche A supports both borrowing under the revolving facility and letters of credit up to $60.0 million and Tranche B allows up to $25.0 million in letters of credit.
As of December 31, 2014, there was $5.5 million (December 31, 2013 - $nil) drawn against the revolving facility under Tranche A of the Credit Facility and there was $5.1 million (December 31, 2013 - $3.1 million) of issued and undrawn letters of credit under Tranche B of the Credit Facility. The December 31, 2014 borrowing base allowed for a maximum draw of the full $85.0 million between the two tranches. At December 31, 2014, the Company's unused borrowing availability under the revolving facility was $54.5 million (December 31, 2013 - $60.0 million).
Interest on Canadian prime rate loans is paid at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined in the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on Canadian prime rate and US base rate loans is payable monthly in arrears. Stamping fees and interest related to the issuance of Bankers’ Acceptances is paid in advance upon the issuance of such Bankers’ Acceptance.

17	2014 Consolidated Financial Statements

NOA

c) Series 1 Debentures
On April 7, 2010, the Company issued $225.0 million of 9.125% Series 1 Debentures (the “Series 1 Debentures”). The Series 1 Debentures mature on April 7, 2017. The Series 1 Debentures bear interest at 9.125% per annum, payable in equal instalments semi-annually in arrears on April 7 and October 7 in each year.
The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of collateral on such debt.
The Series 1 Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after: April 7, 2014 at 103.042% of the principal amount; April 7, 2015 at 101.520% of the principal amount; April 7, 2016 and thereafter at 100% of the principal amount; plus, in each case, interest accrued to the redemption date.
If a change of control occurs, the Company is required to offer to purchase all or a portion of each debenture holder’s Series 1 Debentures, at a purchase price in cash equal to 101% of the principal amount of the Series 1 Debentures offered for repurchase plus accrued interest to the date of purchase.
On February 28, 2014, the Company announced that it elected to redeem $10.0 million of the Series 1 Debentures. Holders of record at the close of business on April 4, 2014 had their Series 1 Debentures redeemed on a pro rata basis for 103.042% of the principal amount, plus accrued and unpaid interest. On April 8, 2014, the Company redeemed $10.0 million of aggregate principal amount of notes and recorded a premium on redemption of $0.3 million to loss on debt extinguishment. On December 22, 2014, the Company announced that it redeemed $6.3 million of the Series 1 Debentures at a price of $960 per $1,000 principal amount of the Series 1 Debentures. The Company paid $0.1 million in accrued and unpaid interest and recorded a discount on redemption of $0.3 million to loss on debt extinguishment. In the prior year, the Company redeemed $150.0 million of the Series 1 Debentures, paid $5.3 million in accrued and unpaid interest and recorded a loss on debt extinguishment of $6.5 million.
14. Capital lease obligations
The Company’s capital leases primarily relate to heavy equipment and licensed motor vehicles. The minimum lease payments due in each of the next five fiscal years are as follows:

2015	$25,115
2016	21,149
2017	11,662
2018	10,179
2019	1,778
Subtotal:	$69,883
Less: amount representing interest	(5,828)
Present value of minimum lease payments	$64,055
Less: current portion	(22,201)
Long term portion	$41,854
15. Financial instruments and risk management
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.
The fair values of amounts due under the Credit Facility are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates, and by using the outstanding balance of $5.5 million at December 31, 2014 and $nil at December 31, 2013 (note 13(b)), the fair value of amounts due under the Credit Facility as at December 31, 2014 and December 31, 2013 are not significantly different than their carrying value.

2014 Consolidated Financial Statements	18

NOA

Financial instruments with carrying amounts that differ from their fair values are as follows:

	December 31, 2014		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations (i)	$64,055	$58,951	$43,295	$39,508
Series 1 Debentures (ii)	58,733	58,733	75,000	77,813

(i)
The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.

(ii)	The fair value of the Series 1 Debentures is based upon the expected discounted cash flows and the period end market price of similar financial instruments.
a) Fair value measurements
The Company has segregated all financial assets and financial liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date.
At December 31, 2014 and December 31, 2013, the Company had no financial assets or financial liabilities measured at fair value on a recurring basis which were classified as Level 1 or Level 2 under the fair value hierarchy. Non-financial assets measured at fair value on a non-recurring basis as at December 31, 2014 and December 31, 2013 in the financial statements are summarized below:

	December 31, 2014		December 31, 2013
	Carrying Amount	Change in Fair Value	Carrying Amount	Change in Fair Value
Assets held for sale	$29,589	$(3,461)	$52	$(3,097)
Assets held for sale are reported at the lower of their carrying amount or fair value less cost to sell. The fair value less cost to sell of equipment assets held for sale (note 8) is determined internally by analyzing recent auction prices for equipment with similar specifications and hours used, the residual value of the asset and the useful life of the asset. The fair value of the equipment assets held for sale are classified under Level 3 of the fair value hierarchy.
b) Risk Management
The Company is exposed to market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading or speculative purposes.
Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.
c) Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, the Company has used various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
i) Foreign exchange risk
The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short term transactions, if material.

19	2014 Consolidated Financial Statements

NOA

ii) Interest rate risk
The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2014, the Company held $5.5 million of floating rate debt pertaining to its Credit Facility (December 31, 2013 – $nil). As at December 31, 2014, holding all other variables constant, a 100 basis point change to interest rates on floating rate debt will result in $0.1 million corresponding change in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at December 31, 2014.
The fair value of financial instruments with fixed interest rates, such as the Company’s Series 1 Debentures, fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.
The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
d) Credit Risk
Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and unbilled revenue. Credit risk for trade and other accounts receivables, and unbilled revenue are managed through established credit monitoring activities.
The Company has a concentration of customers in the oil and gas sector. The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2014	2013
Customer A	29%	—%
Customer B	28%	29%
Customer C	14%	22%
Customer D	11%	8%
Customer E	6%	10%
Customer F	1%	18%
The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.
At December 31, 2014 and December 31, 2013, the following customers represented 10% or more of accounts receivable and unbilled revenue:

	December 31, 2014	December 31, 2013
Customer 1	49%	—%
Customer 2	26%	28%
Customer 3	11%	17%
Customer 4	—%	26%
The Company reviews its accounts receivable amounts regularly and amounts are written down to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have been considered and have not been successful. Bad debt expense is charged to project costs in the Consolidated Statements of Operations in the period that the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

2014 Consolidated Financial Statements	20

NOA

The Company’s maximum exposure to credit risk for accounts receivable and unbilled revenue is as follows:

	December 31, 2014	December 31, 2013
Trade accounts receivables	$65,474	$68,364
Other receivables	1,029	1,813
Total accounts receivable	$66,503	$70,177
Unbilled revenue	$43,622	$32,168
Payment terms are per the negotiated customer contracts and generally range between net 30 days and net 60 days. As at December 31, 2014 and December 31, 2013, trade receivables are aged as follows:

	December 31, 2014	December 31, 2013
Not past due	$60,543	$59,337
Past due 1-30 days	3,658	3,948
Past due 31-60 days	2	1,538
More than 61 days	1,271	3,541
Total	$65,474	$68,364
As at December 31, 2014, the Company has recorded an allowance for doubtful accounts of $nil (December 31, 2013 – $nil). The allowance is an estimate of the December 31, 2014 trade receivable balances that are considered uncollectible. Changes to the allowance are as follows:

Year ended December 31,	2014	2013
Opening balance	$—	$185
Current year allowance	164	365
Write-offs	(164)	—
Discontinued operations	—	(550)
Ending balance	$—	$—
16. Other long term obligations
a) Other long term obligations are as follows:

	December 31, 2014	December 31, 2013
Deferred lease inducements liability (note 16(b))	252	359
Asset retirement obligation (note 16(c))	562	512
Senior executive stock option plan (note 23(c))	22	940
Restricted share unit plan (note 23(d))	1,779	3,667
Directors' deferred stock unit plan (note 23(e))	2,005	3,662
Deferred gain on sale leaseback (note 16(d))	371	—
	$4,991	$9,140
Less current portion of:
Senior executive stock option plan (note 23(c))	(22)	—
Restricted share unit plan (note 23(d))	(1,009)	(1,933)
Directors' deferred share unit plan (note 23(f))	(408)	—
Deferred gain on sale leaseback (note 16(d))	(93)	—
	$3,459	$7,207

21	2014 Consolidated Financial Statements

NOA

b) Deferred lease inducements liability
Lease inducements applicable to lease contracts are deferred and amortized as a reduction of general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	December 31, 2014	December 31, 2013
Balance, beginning of year	$359	$466
Amortization of deferred lease inducements	(107)	(107)
Balance, end of year	$252	$359
c) Asset retirement obligation
The Company recorded an asset retirement obligation related to the future retirement of a facility on leased land. Accretion expense associated with this obligation is included in equipment costs in the Consolidated Statements of Operations.
The following table presents a continuity of the liability for the asset retirement obligation:

	December 31, 2014	December 31, 2013
Balance, beginning of year	$512	$466
Accretion expense	50	46
Balance, end of year	$562	$512
At December 31, 2014, estimated undiscounted cash flows required to settle the obligation were $1,084 (December 31, 2013 – $1,084). The credit adjusted risk-free rate assumed in measuring the asset retirement obligation was 9.42%. The Company expects to settle this obligation in 2021.
d) Deferred gain on sale leaseback
The Company recorded a gain on the sale leaseback of certain heavy equipment. The gain on sale has been deferred and is being amortized over the term of the capital lease.

	December 31, 2014	December 31, 2013
Balance, beginning of year	$—	$—
Addition	371	—
Balance, end of year	$371	$—

2014 Consolidated Financial Statements	22

NOA

17. Shares
a) Common shares
Authorized:
Unlimited number of voting common shares
Unlimited number of non-voting common shares
Issued and outstanding:

	Voting common shares	Treasury shares	Common shares outstanding, net of treasury shares
Issued and outstanding at December 31, 2012	36,251,006	—	36,251,006
Issued upon exercise of stock options	295,230	—	295,230
Retired through Share Purchase Program (note 17(c))	(1,800,000)	—	(1,800,000)
Issued and outstanding at December 31, 2013	34,746,236	—	34,746,236
Issued upon exercise of stock options	385,880	—	385,880
Issued upon exercise of senior executive stock options	291,800	—	291,800
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 23(d(ii)), 23(e) and 23(f(ii)))	—	(589,892)	(589,892)
Retired through Share Purchase Program (note 17(c))	(500,000)	—	(500,000)
Issued and outstanding at December 31, 2014	34,923,916	(589,892)	34,334,024
On June 12, 2014, the Company entered into a trust fund agreement whereby the trustee will purchase and hold common shares, classified as treasury shares on our consolidated balance sheet, until such time that units issued under certain stock-based compensation plans are to be settled (note 23(d(ii)), 23(e) and 23(f(ii))).
b) Net (loss) income per share

Year ended December 31,	2014	2013
Net loss from continuing operations	$(697)	$(18,047)
Net (loss) income from discontinued operations	(472)	87,231
Net (loss) income	$(1,169)	$69,184

Weighted average number of common shares	35,014,418	36,269,996

Basic per share information
Net loss from continuing operations	$(0.02)	$(0.50)
Net (loss) income from discontinued operations	(0.01)	2.41
Net (loss) income	$(0.03)	$1.91

Dilutive effect of stock options and treasury shares	—	342,957
Weighted average number of diluted common shares	35,014,418	36,612,953

Diluted per share information
Net loss from continuing operations	$(0.02)	$(0.50)
Net (loss) income from discontinued operations	(0.01)	2.39
Net income	$(0.03)	$1.89
For the year ended December 31, 2014, there were 1,765,920 stock options which were anti-dilutive (December 31, 2013 – 863,414) and therefore were not considered in computing diluted earnings per share.
c) Share purchase program
Effective December 18, 2014, the Company commenced a normal course issuer bid for up to 1,771,195 voting common shares, in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). Such voting common shares represented approximately 5% of the issued and outstanding voting common shares

23	2014 Consolidated Financial Statements

NOA

as of December 10, 2014. As of December 31, 2014, 500,000 voting common shares had been retired, resulting in a reduction of $4,238 to common shares and an increase to additional paid-in capital of $2,297.
During the year ended December 31, 2013, the Company purchased and subsequently cancelled 1,800,000 voting common shares, in the normal course, in the United States primarily through the facilities of the NYSE. Such voting common shares represented 5% of the issued and outstanding voting common shares. This transaction resulted in a $16,133 reduction to common shares and a $4,393 increase to additional paid-in capital.
d) Dividends
On February 19, 2014, the Board of Directors approved the implementation of a new dividend policy (the "Dividend Policy") as part of the Company's long term strategy to maximize shareholders' value and to broaden the shareholder base. Pursuant to the Dividend Policy, the Company intends to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis.
The Company paid regular quarterly cash dividends of $0.02 per share on common shares during the year ended December 31, 2014 on each of the following dates: April 21, 2014; July 21, 2014; and October 21, 2014. At December 31, 2014, an amount of $697 was included in accrued liabilities related to the fourth quarter dividend. This amount was subsequently paid to shareholders on January 23, 2015.
18. Commitments
The annual future minimum lease payments for heavy equipment, office equipment and premises in respect of operating leases, excluding contingent rentals, for the next five years and thereafter are as follows:

For the year ending December 31,
2015	$5,068
2016	4,214
2017	3,980
2018	4,013
2019 and thereafter	15,357
$32,632
Total contingent rentals on operating leases consisting principally of usage (recovery) charges in excess of minimum contracted amounts for the years ended December 31, 2014 and 2013 amounted to $2,116 and $(249), respectively.
19. Contingencies
During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.
20. Subsequent events
On January 2, 2015, under the terms of a long-term customer contract the Company completed the buyout of certain contract-specific equipment leases, the sale of contract-specific assets, and the assignment of other contract-specific equipment leases to the customer and received net proceeds of $36,347. Additionally, the Company completed the reconciliation of financial amounts related to the wind-up of this long-term contract, resulting in an immaterial out-of-period expense being recorded in the current year.
21. Interest expense

Year ended December 31,	2014	2013
Interest on capital lease obligations	$3,103	$2,716
Amortization of deferred financing costs (note 11(c))	1,594	4,326
Interest on Credit Facility	1,268	2,424
Interest on Series 1 Debentures	6,168	12,507
Interest on long term debt	$12,133	$21,973
Other interest expense (income)	102	(276)
	$12,235	$21,697

2014 Consolidated Financial Statements	24

NOA

22. Discontinued operations
In prior years, the Company disposed of two businesses, comprising the commercial and industrial construction segment, and classified their results as discontinued operations. On November 22, 2012, the Company sold its pipeline related assets and exited the pipeline business. On July 12, 2013, the Company sold its piling related assets and liabilities, excluding accounts receivable and unbilled revenue on a certain customer contract, and exited the piling, foundation, pipeline anchor and tank services businesses. The terms of the piling sale agreement entitle the Company to additional proceeds of up to $92,500 over the three years following the sale, contingent on the purchaser achieving certain "net income before interest expense, income taxes, depreciation and amortization" ("EBITDA") thresholds from the assets and liabilities sold.
During the year ended December 31, 2014 the Company recorded costs of $472 to discontinued operations related to closing costs on a certain customer contract not sold to the purchaser and costs related to the review of the first year contingent proceeds. The detailed discontinued operations results for the prior year are as follows:

Year ended December 31,	2013
	Pipeline	Piling	Total
Revenue	$—	$98,735	$98,735
Project costs	1,321	79,472	80,793
Equipment costs	—	1,242	1,242
Depreciation	—	706	706
Gross (loss) profit	$(1,321)	$17,315	$15,994
General and administrative expenses	312	6,857	7,169
Loss (gain) on disposal of assets and liabilities	63	(98,065)	(98,002)
Gain on sale of inventory	(46)	—	(46)
Amortization of intangible assets	—	351	351
Operating (loss) income	$(1,650)	$108,172	$106,522
Interest expense	—	4,758	4,758
(Loss) income before income taxes	$(1,650)	$103,414	$101,764
Current income tax expense	—	164	164
Deferred income tax (benefit) expense	(510)	14,879	14,369
Net (loss) income	$(1,140)	$88,371	$87,231
Cash (used in) provided by discontinued operations during the prior year are summarized as follows:

Year ended December 31,	2013
	Pipeline	Piling	Total
Operating activities	$(1,587)	$47,326	$45,739
Investing activities	—	182,836	182,836
Financing activities	—	(271)	(271)
	$(1,587)	$229,891	$228,304
23. Stock-based compensation
a) Stock-based compensation expenses
Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	2014	2013
Share option plan (note 23(b))	$921	$981
Liability classified restricted share unit plan (note 23(d(i)))	790	2,652
Equity classified restricted share unit plan (note 23(d(ii)))	419	—
Performance restricted share unit plan (note 23(e))	94	—
Liability classified deferred stock unit plan (note 23(f(i)))	(1,100)	2,560
Equity classified deferred stock unit plan (note 23(f(ii)))	2,181	—
	$3,305	$6,193

25	2014 Consolidated Financial Statements

NOA

b) Share option plan
Under the 2004 Amended and Restated Share Option Plan, which was approved and became effective in 2006, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date.

	Number of options	Weighted average exercise price $ per share
Outstanding at December 31, 2012	3,029,734	5.70
Granted	177,400	5.91
Exercised(i)	(295,230)	3.98
Forfeited	(698,624)	7.12
Outstanding at December 31, 2013	2,213,280	5.51
Exercised(i)	(385,880)	3.49
Forfeited	(61,480)	7.83
Outstanding at December 31, 2014	1,765,920	5.87

(i)	All stock options exercised resulted in new common shares being issued (note 17(a));
Cash received from option exercises for the year ended December 31, 2014 was $1,348 (2013 - $1,175). For the year ended December 31, 2014, the total intrinsic value of options exercised, calculated as market value at the exercise date less exercise price, multiplied by the number of units exercised, was $1,711 (December 31, 2013 - $524).
The following table summarizes information about stock options outstanding at December 31, 2014:

	Options outstanding			Options exercisable
Exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average remaining life	Weighted average exercise price
$2.75	373,760	7.5 years	$2.75	109,760	7.5 years	$2.75
$2.79	450,000	7.5 years	$2.79	—	—	$—
$3.69	38,900	3.9 years	$3.69	38,900	3.9 years	$3.69
$4.90	40,000	7.3 years	$4.90	16,000	7.3 years	$4.90
$5.00	142,760	1.3 years	$5.00	142,760	1.3 years	$5.00
$5.91	166,600	9.0 years	$5.91	33,320	9.0 years	$5.91
$6.56	94,560	6.9 years	$6.56	55,120	6.9 years	$6.56
$8.28	60,000	4.5 years	$8.28	60,000	4.5 years	$8.28
$8.58	30,000	5.7 years	$8.58	24,000	5.7 years	$8.58
$9.33	71,580	5.1 years	$9.33	59,840	5.1 years	$9.33
$10.13	68,860	6.0 years	$10.13	56,120	6.0 years	$10.13
$13.21	75,000	3.0 years	$13.21	75,000	3.0 years	$13.21
$13.50	76,140	2.9 years	$13.50	76,140	2.9 years	$13.50
$16.46	50,000	3.3 years	$16.46	50,000	3.3 years	$16.46
$16.75	27,760	1.7 years	$16.75	27,760	1.7 years	$16.75
	1,765,920	6.1 years	$5.87	824,720	4.5 years	$8.41
At December 31, 2014, the weighted average remaining contractual life of outstanding options is 6.1 years (December 31, 2013 – 6.9 years). The fair value of options vested during the year ended December 31, 2014 was $983 (December 31, 2013 – $1,278). At December 31, 2014, the Company had 824,720 exercisable options (December 31, 2013 – 892,700) with a weighted average exercise price of $8.41 (December 31, 2013 – $8.00).
At December 31, 2014, the total compensation costs related to non-vested awards not yet recognized was $1,223 (December 31, 2013 – $1,762) and these costs are expected to be recognized over a weighted average period of 2.5 years (December 31, 2013 – 3.2 years).

2014 Consolidated Financial Statements	26

NOA

c) Senior executive stock option plan
On September 22, 2010, the Company modified a senior executive employment agreement to allow the option holder the right to settle options in cash which resulted in a change in classification of 550,000 stock options (senior executive stock options) from equity to a long term liability. The liability is measured at fair value using the Black-Scholes model at the modification date and subsequently at each period end date.
At December 31, 2014, a current liability of $22 (2013- $nil) is included in accrued liabilities in relation to this plan and the long term portion of $nil (2013 - $940) is included in other long term obligations. During the year ended December 31, 2014, 291,800 of the senior executive stock options were exercised and settled in common shares (December 31, 2013 - nil). For the year ended December 31, 2014, the total intrinsic value of senior executive stock options exercised, calculated as market value at the exercise date less exercise price, multiplied by the number of units exercised, was $935 (December 31, 2013 - $nil). Cash received from stock option exercises for the year ended December 31, 2014 was $1,459 (December 31, 2013 - $nil).
The weighted average assumptions used in estimating the fair value of the fully vested senior executive stock options as at December 31, 2014 and 2013 are as follows:

Year ended December 31,	2014	2013
Number of senior executive stock options	258,200	550,000
Weighted average fair value per option granted ($)	0.08	1.71
Weighted average assumptions:
Dividend yield	2.20%	N/A
Expected volatility	49.68%	39.12%
Risk-free interest rate	0.25%	0.22%
Expected life (years)	0.4	1.4
d) Restricted share unit plan
Restricted Share Units (“RSU”) are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company intends to settle all RSUs issued after February 19, 2014 with common shares purchased on the open market through a trust arrangement ("equity classified RSUs"). The Company will continue to settle RSUs granted prior to February 19, 2014 with cash ("liability classified RSUs").
i) Liability classified restricted share unit plan

Number of units
Outstanding at December 31, 2012	1,110,275
Granted	555,204
Vested	(154,330)
Forfeited	(487,205)
Outstanding at December 31, 2013	1,023,944
Dividend equivalents granted	695
Vested	(350,271)
Forfeited	(58,865)
Outstanding at December 31, 2014	615,503
At December 31, 2014, the current portion of RSU liabilities of $1,009 were included in accrued liabilities (December 31, 2013 - $1,933) and the long term portion of RSU liabilities of $770 were included in other long term obligations (December 31, 2013 — $1,734) in the Consolidated Balance Sheets. During the year ended December 31, 2014, 350,271 units were settled in cash for $2,678 (2013 - 154,330 units settled in cash for $727).
Using a fair market value of $3.78 per unit at December 31, 2014 (December 31, 2013 - $6.24), there were approximately $641 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the liability classified RSU Plan (December 31, 2013 – $2,958) and these costs are expected to be recognized over the weighted average remaining contractual life of the liability classified RSUs of 0.8 years (December 31, 2013 – 1.3 years).

27	2014 Consolidated Financial Statements

NOA

ii) Equity classified restricted share unit plan

	Number of units	Weighted average exercise price $ per share
Outstanding at December 31, 2013	—	—
Granted	274,256	7.98
Dividend equivalents granted	11,557	6.15
Vested	(605)	7.75
Forfeited	(22,300)	7.87
Outstanding at December 31, 2014	262,908	7.91
At December 31, 2014, there were approximately $1,276 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the equity classified RSU Plan (December 31, 2013 – $nil) and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 2.3 years (December 31, 2013 – nil years). At December 31, 2014, there were 605 units vested, which were settled on February 3, 2015 with common shares purchased on the open market through a trust arrangement (December 31, 2013 - $nil units).
e) Performance restricted share units
On June 11, 2014, the Company entered into an amended and restated executive employment agreement with the Chief Executive Officer (the "CEO") and granted Performance Restricted Share Units ("PSU") as a long-term incentive, which became effective July 1, 2014. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. The fair market value of the award granted on July 1, 2014 is $563, which will be recognized over the three-year term.
At December 31, 2014, there were approximately $468 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the performance restricted share unit plan and these costs are expected to be recognized over the weighted average remaining contractual life of the PSUs of 2.5 years. The Company intends to settle earned PSUs with common shares purchased on the open market through a trust arrangement.
f) Deferred stock unit plan
On November 27, 2007, the Company approved a Directors’ Deferred Stock Unit (“DDSU”) Plan, which became effective January 1, 2008. On February 19, 2014, the Company modified its DDSU plan to permit awards to executives in addition to directors. As a result of this change, the plan will be referred to as the deferred stock unit ("DSU") plan going forward. Under the DSU plan non-officer directors of the Company receive 50% of their annual fixed remuneration (which is included in general and administrative expenses) in the form of DSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DSUs. Similarly, executives receive 50% of their annual bonus in the form of DSUs and may elect to receive all or part of their annual bonus in excess of 50% in the form of DSUs. The DSUs vest immediately upon issuance and are only redeemable upon death or retirement of the participant. Directors, who are not US taxpayers, may elect to defer the redemption date until a date no later than December 1st of the calendar year following the year in which the retirement or death occurred.
The Company intends to settle all DSUs issued after February 19, 2014 with common shares purchased on the open market through a trust arrangement ("equity classified DSUs"). The Company will continue to settle DSUs granted prior to February 19, 2014 with cash ("liability classified DSUs").

2014 Consolidated Financial Statements	28

NOA

i) Liability classified deferred stock unit plan

Number of units
Outstanding at December 31, 2012	625,156
Issued	141,509
Redeemed	(179,831)
Outstanding at December 31, 2013	586,834
Issued	7,674
Redeemed	(63,886)
Outstanding at December 31, 2014	530,622
At December 31, 2014, the fair market value of these units was $3.78 per unit (December 31, 2013 – $6.24 per unit). At December 31, 2014, the current portion of DSU liabilities of $408 were included in accrued liabilities (December 31, 2013 - $nil) and the long term portion of DSU liabilities of $1,597 were included in other long term obligations (December 31, 2013 - $3,662) in the Consolidated Balance Sheets. During the year ended December 31, 2014, 63,886 units were redeemed and settled in cash for $557 (December 31, 2013 - 179,831 units were redeemed and settled in cash for $968). There is no unrecognized compensation expense related to the DSUs, since these awards vest immediately when issued.
ii) Equity classified deferred stock unit plan

	Number of units	Weighted average exercise price $ per share
Outstanding at December 31, 2013	—	—
Issued	161,007	6.52
Dividend equivalents granted	8,721	6.10
Outstanding at December 31, 2014	169,728	6.50
There is no unrecognized compensation expense related to equity classified DSUs, since these awards vest immediately when issued.
24. Other information
a) Supplemental cash flow information

Year ended December 31,	2014	2013
Cash paid during the year for:
Interest	$10,939	$25,528
Income taxes	—	91
Cash received during the year for:
Interest	63	256
Income taxes	88	3,797

29	2014 Consolidated Financial Statements

NOA

Year ended December 31,	2014	2013
Non-cash transactions:
Addition of plant and equipment by means of capital leases	$39,492	$13,812
Reclass from plant and equipment to assets held for sale	(1,321)	(5,123)
Net increase in accounts payable related to purchase of plant and equipment	283	2,888
Net increase in accounts payable related to purchase of intangibles	—	43
Net decrease in accounts payable related to change in estimated financing fees	(101)	—
Net increase in accounts payable related to change in the lease inducement payable on the sublease	107	—
Net decrease in short term portion of equipment lease liabilities included in accrued liabilities related to the purchase of plant and equipment	—	(159)
Net increase in long term portion of equipment lease liabilities related to the purchase of plant and equipment	—	1,702
Net (decrease) increase in accrued liabilities related to current portion of RSU liability	(924)	1,430
Net increase (decrease) in accrued liabilities related to current portion of DSU liability	408	(253)
Net increase in accrued liabilities related to the current portion of the senior executive stock options	22	—
Net increase in accrued liabilities related to dividend payable	697	—
b) Net change in non-cash working capital

Year ended December 31,	2014	2013
Operating activities:
Accounts receivable, net	$3,674	$29,765
Unbilled revenue	(11,454)	30,275
Inventories	(1,542)	(644)
Prepaid expenses and deposits	(780)	634
Accounts payable	9,928	(31,847)
Accrued liabilities	(954)	(1,603)
Long term portion of liabilities related to equipment leases	—	(209)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(6,357)	(872)
	$(7,485)	$25,499
25. Claims revenue

Year ended December 31,	2014	2013
Claims revenue recognized	$8,230	$17,053
Claims revenue uncollected (classified as unbilled revenue)	4,622	8,074
26. Employee benefit plans
The Company and its subsidiaries match voluntary contributions made by employees to their Registered Retirement Savings Plans to a maximum of 5% of base salary for each employee. Contributions made by the Company during the year ended December 31, 2014 were $1,215 (2013 – $1,565).
27. Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

2014 Consolidated Financial Statements	30